MFR Securities, Inc.

**Statement of Financial Condition
and Notes**

December 31, 2024

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SEC FILE NUMBER
8-47186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MFR Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6922 Avalon Circle, Unit 206
(No. and Street)

Naples	FL	34112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Ramirez	212-416-5036	GeorgeM@mfr.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reynolds & Rowella, LLP
(Name – if individual, state last, first, and middle name)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

04/23/2009	3448
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>George Ramirez</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>MFR Securities, Inc.</u>, as of <u>12/31</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_25_

Signature: _____

Title: _____
Chief Executive Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MFR Securities, Inc.
Index to Financial Statement
December 31, 2024



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of MFR Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MFR Securities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of MFR Securities, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MFR Securities, Inc.'s management. Our responsibility is to express an opinion on MFR Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MFR Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

We have served as MFR Securities, Inc.'s auditor since 2007.
New Canaan, Connecticut
February 28, 2025

38C Grove Street, Ridgefield, CT 06877 | 51 Locust Avenue, New Canaan, CT 06840
p: 203.438.0161 | f: 203.431.3570
reynoldsrowella.com

MFR Securities, Inc.
Statement of Financial Condition
As of December 31, 2024

Assets

Cash and cash equivalents	$	8,429,761
Due from clearing organization		714,360
Commissions receivable		28,501
Syndication fees receivables		204,733
Investments, at fair value		23,193
Prepaid income taxes		7,940
Prepaid expenses and other assets		31,751
Security deposits		73,656
Total Assets	$	9,513,895

Liabilities and Shareholder's Equity

Liabilities

Accounts payable, accrued expenses and other liabilities	$	148,823
Employee compensation payable		703,062
Income taxes payable		110,359
Total Liabilities		962,244

Shareholder's Equity

Common stock, no par value, 200 shares authorized, 100 issued, and outstanding		2,000
Additional paid in capital		4,842,242
Retained earnings		3,707,409
Total Shareholder's Equity		8,551,651
Total Liabilities and Shareholder's Equity	$	9,513,895

See accompanying notes to financial statement.

MFR Securities, Inc.
Notes to Financial Statement
December 31, 2024

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations

MFR Securities, Inc. (the "Company"), a wholly-owned subsidiary of Maria Fiorini Ramirez, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in riskless principal transactions and providing investment banking services.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Due from Clearing Organization

Due from clearing organization includes a required clearing deposit of $250,000 that the Company maintains with its clearing broker. As of December 31, 2024, the remaining receivable amount due from the clearing organization of $464,360 represents cash maintained by the Company with its clearing broker for net proceeds from trading activities that have not yet been remitted from the clearing organization to the Company.

Syndication Fees Receivables

Syndication fees receivables represent net amounts due to the Company from issuers for participating in Syndicates. At December 31, 2024 and 2023, the balances were $204,733 and $257,440 respectively.

Commissions Receivable

Commissions receivable represent amounts due to the Company for the distribution of commercial paper and Yankee certificates of deposit from the issuers of these securities. At December 31, 2024 and 2023, the balances were $28,501 and $3,333 respectively.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. There were no fee receivables at December 31, 2024 and 2023.

Allowance for credit losses

The Company applies ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including commissions and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with commissions and fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2024.

Office Furniture and Equipment

Office furniture and equipment is stated at cost less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over an estimated useful life of 5 to 7 years.

Office furniture and equipment at cost and accumulated depreciation was $47,649 and $47,649 respectively, with a net book value of $0 at December 31, 2024.

Income Taxes

Effective January 1, 2019, the Company elected to change its tax classification from an S corporation to a C corporation for federal, state and local income tax purposes. All federal and state income taxes are the responsibility of the Parent since the Company is included in the Parent's consolidated tax returns.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company recognizes interest and penalties associated with income tax matters and uncertain tax positions in income tax expense. There were no material interest or penalties for the year ended December 31, 2024. The Company's 2021 through 2024 tax years are open for examination by the federal, state and local tax authorities.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Common Stock
The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers.

U.S Treasuries
U.S. treasury securities are fair valued on a recurring basis. When available, management uses quoted market prices to determine fair value of the financial instrument.

Investments are used for trading purposes. Realized and unrealized gains and losses are recorded in earnings.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease, for office space in New York. The Company recognized a lease liability and a right of use (ROU) asset as of January 1, 2019. The lease liability for the lease was initially and subsequently recognized based on the present value of its future lease

Leases (continued)

payments. The discount rate was the implicit rate if it was readily determinable or otherwise the Company used its incremental borrowing rate. The implicit rate of the lease was not readily determinable and accordingly, the Company used the incremental borrowing rate based on the information available at the commencement date for its lease. The Company's incremental borrowing rate for its lease was the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset was subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments were recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the Company's financial statement.

2. Fair Value of Investments

The assets that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Common stock	$ 23,193	$ -	$ -	$ 23,193
Total	$ 23,193	$ -	$ -	$ 23,193

The Company's common stock are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets.

U.S. Treasury bills are fair valued on a recurring basis with the corresponding interest recognized in the statement of operations. When available, management uses quoted market prices to determine fair value of the financial instruments, therefore such valuations have been classified as Level 1. As of December 31, 2024, the Company did not own any U. S. Treasury bills.

3. Operating Leases

The Company leases office space under a noncancelable operating lease in New York. The Company's office lease in New York commenced November 1, 2016 and expired October 31, 2024. The Company renewed the office lease in New York on November 1, 2024, expiring October 31, 2025. The Company maintains a security deposit of $72,077 on its New York office lease.

Aggregate future minimum lease payments under the noncancelable operating lease as of December 31, 2024 are $150,000.

4. Income Taxes

At December 31, 2024, the Company had a current federal income tax payable of $52,520, current state and local income taxes payable of $57,839 and current state income taxes receivable of $7,940 in the accompanying statement of financial condition.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

As of December 31, 2024, the Company did not recognize any deferred taxes since there were no material temporary differences between the financial statement and tax bases of assets and liabilities.

5. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer with operations consisting primarily of engaging in riskless principal transactions and providing investment banking services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment assets and liabilities are the same as those reported in the Company's statement of financial condition.

6. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2024, the Company's net capital balance as defined by SEC Rule 15c3-1 was $8,201,591 which exceeded the minimum requirement of $100,000. At December 31, 2024, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.12 to 1.0.

7. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing agent.

The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

8. **Concentration of Credit Risk**

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2024, the Company had a total of $8,151,562 in excess of the insured limits, all held at TD Bank. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

9. **Related Parties**

The Company records provisions for federal and state income taxes and reimburses the Parent for taxes incurred and attributable to the Company's income which is reported in the Parent Company's tax return. All federal and state income taxes are the responsibility of the Parent since the Company is included in the Parent's consolidated tax return.

10. **Contingencies**

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and positions are carried on the books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. The clearing deposit of $250,000 is pursuant to this agreement and is included in due from clearing organization at December 31, 2024 in the statement of financial condition.

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the financial position or operating results of the Company.

11. **Subsequent Events**

The Company has evaluated subsequent events through February 28, 2025, the date of issuance of the accompanying financial statement. There were no subsequent events identified by the Company that require adjustments to or disclosure in the financial statement.